

January 12, 2009

Winnie Wong
Corporate Secretary
Rare Element Resources Ltd.
325 Howe St., #410
Vancouver, BC V6C 1Z7

> **Re: Rare Element Resources Ltd.**
> **Amendment No. 1 to Form 20-FR**
> **Filed December 22, 2009**
> **File No. 0-53834**

Dear Ms. Wong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Senior Management Compensation, page 49</u>

1.   We note your response to our prior comment 17. Revise footnotes (2) and (5) to clarify the amounts allocated to each of Mr. Brown and Ms. Wong of the fee paid to Pacific Opportunity.

<u>Related Party Transactions, page 57</u>

2.   We note your response to our prior comment 18 and reissue the comment. Please revise your disclosure to specifically identify the parties referenced in the related party transactions for all related party transactions in the period since the beginning of the company's preceding three financial years up to the date of the document. See Item 7.B of Form 20-F. In particular, provide the name of the private company and the former president that charged the company for management fees in 2008.

Winnie Wong
Rare Element Resources Ltd.
January 12, 2010
Page 2

Financial Statements

Note 15 – Differences Between Canadian and U.S. GAAP, page 85

3.   We note that while you have added disclosure on pages 38 and 39 about the nature
of property costs incurred and your method of accounting for those costs under U.S.
GAAP in response to prior comments 22 and 23, now indicating that you have only
incurred exploration costs, you continue to report mineral property acquisition costs
in your financial statements on pages 76 and 101, and you have not made any
conforming changes to the U.S. GAAP accounting policies described for mineral
property costs under this heading or on page 113. Please resolve these
inconsistencies. We reissue prior comments 22 and 23.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Paul Monsour at (202) 551-3360, or Karl Hiller, Branch Chief,
at (202) 551-3686 if you have questions regarding comments on the financial statements
and related matters. Please contact Doug Brown at (202) 551-3265, or me at (202) 551-
3745 with any other questions.

                                                                Sincerely,

                                                                H. Roger Schwall
                                                                Assistant Director